UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

As previously reported, on September 26, 2022, Farmmi, Inc., a Cayman Islands company (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured promissory note (the “Note” and together with the Purchase Agreement, the “Agreements”) in the original principal amount of $6,440,000.00, convertible into ordinary shares of the Company (the “Ordinary Shares”) for $6,000,000.00 in gross proceeds. The Note bears interest at a rate of 7% per year and have a term of twelve months after the purchase price of the Note is delivered by the Investor to the Company (the “Purchase Price Date”). Under the Agreements, the Investor has the right to redeem the Note six months after the Purchase Price Date, and redemptions may be satisfied in cash, Ordinary Shares or a combination of cash and Ordinary Shares at the Company’s election.

By an Amendment to Convertible Promissory Note (the “Extension Agreement”) dated November 13, 2023 (the “Agreement Date”), the Company and the Investor mutually agreed to extend the term of the Note from twelve months to twenty four months from the Purchase Price Date, or September 28, 2024. As consideration for the term extension and related costs incurred by the Investor, the Company agreed to pay to the Investor an extension fee equal to seven percent (7%) of the outstanding balance of the Note as of the Agreement Date (the “Extension Fee”), which is added to the remaining outstanding balance of the Note. The Company further agreed to repay the Note by a minimum of $250,000.00 per month beginning December 2023 and also to pay ten percent (10%) of any funds raised through public offerings within five trading days of the closing dates until the remaining outstanding balance of the Note is paid in full. In addition, the Company is required to pay any redemption amount in cash, if on the applicable redemption date, the Redemption Conversion Price (defined in the Note) is below $1.00 per share. Other than the terms amended by the Extension Agreement, other provisions of the Note remain unchanged.

2

The foregoing descriptions of the Extension Agreement are summaries of the material terms of such agreement, do not purport to be complete and are qualified in their entirety by reference to the form of the Extension Agreement, which are filed as Exhibits 4.1 to this report and are incorporated herein by reference.

Exhibits

Exhibit Number	Description of Exhibit
4.1	Form of Amendment to Convertible Promissory Note dated November 13, 2023

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: December 8, 2023	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

4